EXHIBIT 1.02

Cypress Semiconductor Corporation
Conflict Minerals Report
For The Calendar Year Ended December 31, 2013

This report for the calendar year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are currently defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are currently limited to tin, tantalum, tungsten, and gold ("3TG"). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not they fund armed conflict.

1. Company Overview

This report has been prepared by management of Cypress Semiconductor Corporation ("Cypress", the "Company", "we", "us", or "our"). The information includes the activities of our majority-owned subsidiaries. Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include our flagship PSoC® 1, PSoC 3, PSoC 4, and PSoC 5 programmable system-on-chip families. Cypress is the world leader in capacitive user interface solutions including CapSense® touch sensing, TrueTouch® touchscreens, and trackpad solutions for notebook PCs and peripherals. Cypress is also a significant participant in Universal Serial Bus (USB) controllers, which enhance connectivity and performance in a wide range of consumer and industrial products. Cypress is also the world leader in static random access memory (SRAM) and nonvolatile RAM memories. Cypress serves numerous major markets, including industrial, mobile handsets, consumer, computation, data communications, automotive, industrial, and military. We conducted an analysis of our products and found that the 3TGs can be found in our products.

Cypress also has the following two majority-owned subsidiaries:
AgigA Tech, Inc. ("AgigA") is an industry pioneer in the development of high-speed, high-density, battery-free non-volatile memory solutions. Its flagship product, AGIGARAM®, merges NAND Flash, DRAM and an ultracapacitor power source into a highly reliable non-volatile memory subsystem, delivering unlimited read/write performance at RAM speeds, while also safely backing up all data when power is interrupted. AgigA conducted an analysis of its products and found that the 3TGs can be found in its products.
Deca Technologies Inc. (“Deca”) has pioneered a breakthrough approach to wafer level packaging and interconnect technology inspired by SunPower Corporation’s unique solar wafer fabrication methodology. Deca’s initial product offering includes a series of wafer level chip scale packaging (WLCSP) solutions serving several of the top 25 semiconductor producers. Deca’s approach enables industry-leading cycle times, flexibility and value for WLCSP, which is one of the semiconductor industry’s fastest growing electronic interconnect technologies. Certain Deca processes contain tin and tungsten.

Supply chain
Cypress closely monitors its direct suppliers on the use of conflict minerals in the products it sources from those suppliers. We have established a database to track the materials of our products, to help us determine the strategy and action plan for smelters who are identifies as risks, and to help us implement an action plan for any potential risks.

We rely on our direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers. Given that there are multiple tiers between our company and the mines, our direct suppliers similarly rely upon information provided by their suppliers. Many of the largest suppliers are either SEC registrants and subject to the Rule, or are suppliers to other SEC registrants that are subject to the Rule.

We have included a conflict minerals clause in our purchase order standard terms and conditions. In addition, we are adding a clause to any new contracts we enter into requiring suppliers to provide information about the source of conflict minerals and smelters. It will take a number of years to ensure that all of our supplier contracts contain appropriate flow-down clauses. In the meantime, as described below, we are working with selected suppliers to insure they provide the 3TG sourcing information.

It was not practicable to conduct a survey of all our suppliers. We believed a reasonable approach was to conduct a survey of the suppliers who represented the majority of our expenditures in 2013. In addition, we included suppliers where the nature of the component, or the location of the supplier, indicated that those components were more likely to contain 3TG. We assessed our industry as well as others and confirmed that this risk-based approach is consistent with how many peer companies are approaching the Rule.

Conflict Minerals Policy
We have adopted the following conflict minerals policy:

Cypress is committed to working with our global supply chain to ensure compliance with the SEC’s conflict minerals rules. We have established a conflict minerals compliance program that is designed to follow the framework established by the Organisation for Economic Cooperation and Development (OECD). Our company is fully engaged in implementing our conflict minerals compliance program.

We request our suppliers to provide their sourcing of the 3TGs in accordance with current industry reporting formats and approved smelter lists. As we become aware of instances where minerals in our supply chain potentially finance armed groups, as defined in the Rule, we will work with our suppliers to find alternate conflict-free sources.

Cypress also ensures the integrity of various features of products, which include the environmental and social practices of its supply chain, as well as manufacturing and distribution of products. We are working with our supply base to monitor the origin of conflict minerals.

For additional information about our commitment to responsible sourcing and other human rights, see our Code of Business Conduct and Ethics and our EICC Code of Conduct Policy, both available on our corporate website. Our conflict minerals policy is also available on our website at www.cypress.com.

2. Reasonable Country of Origin Inquiry (RCOI), RCOI Responses, and Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

Reasonable Country of Origin Inquiry (RCOI)
We conducted a reasonable country of original inquiry (RCOI) of 100% of those suppliers supplying parts and materials used in the manufacturing process by our core semiconductor business. We also surveyed 14% of those suppliers supplying parts and materials used in the manufacturing process by our non-core semiconductor business and 86% of the suppliers supplying parts and materials use in the manufacturing process by our majority-owned subsidiaries. We completed the RCOI using the template questionnaire developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company's supply chain. It includes questions regarding a company's conflict-free policy, engagement with its suppliers, and a list of the smelters the company and its suppliers use. In addition, the Template contains questions about the original of the 3TGs included in their products, as well as supplier due diligence.

RCOI Responses
We received responses from 100% of the suppliers surveyed for our core semiconductor business, for our non-core semiconductor business and for our majority-owned subsidiaries. Responses included the names of over 221 entities listed by our suppliers as smelters or refiners. We compared these facilities to the CFSI list of smelters.

30% of our suppliers provided information at a part number level and were able to specifically identify the smelters from which their 3TGs were procured. The remainder of our suppliers provided their complete list of smelters, but were unable to identify the specific smelters from which the 3TGs used for our products were procured. To date, our RCOI process has not yielded any affirmative data indicating that any of the 3TGs necessary for the functionality or production of our products originated in any of the countries covered by the Rule during 2013.

Due Diligence
We reviewed the responses to determine whether further engagement was required. We worked directly with those suppliers who had incomplete responses and inconsistencies within the data reported in the Template to provide updated responses. All responses from our suppliers are now complete and any inconsistencies found have been resolved.

Efforts to determine mine or location of origin
Through requesting our suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. We are a purchaser many steps removed from the mining of conflict minerals. We do not purchase raw ore or unrefined conflict minerals and do not purchase in the countries covered by the Rule. The origin of conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The smelters and refiners are consolidating points for raw ore and are in the the best position in the supply chain to know the origin of the ores.

3. Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a. Request information and supporting data for each supplier providing parts to us that are subject to the 2014 reporting requirements by using the Template;
b. Continue to work with suppliers who provide incomplete or insufficient information in an effort to obtain complete and accurate information for 2014;
c. Include a conflict minerals flow-down clause in new supplier contracts; and
d. Expand the number of suppliers requested to supply information.